UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41674

Shengfeng Development Limited

Shengfeng Building, No. 478 Fuxin East Road

Jin’an District, Fuzhou City

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 30, 2023, Shengfeng Development Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Univest Securities, LLC, as representative of the several underwriters listed on Schedule I to the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 2,400,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”). Pursuant to the Underwriting Agreement, the Company granted to the underwriters a 45-day option to purchase up to 360,000 additional Class A Ordinary Shares solely to cover over-allotments, if any.

On April 4, 2023, the Company closed the IPO of 2,400,000 Class A Ordinary Shares. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-267367), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 9, 2022, as amended, and declared effective by the SEC on March 30, 2023. The Class A Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Class A Ordinary Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “SFWL” on March 31, 2022. On March 30, 2023 the Company issued to the Representative and its affiliates warrants, exercisable for a period of one year after the effective date of the registration statement, entitling the holders of the warrants to purchase an aggregate of up to 144,000 Ordinary Shares at a per share price of $4.46 (the “Representative’s Warrants”).

In connection with the IPO, the Company issued a press release on March 30, 2023 announcing the pricing of the IPO and a press release on April 4, 2023 announcing the closing of the IPO, respectively.

Copies of the Underwriting Agreement, the Representative’s Warrants, the two press releases, the Audit Committee Charter, the Compensation Committee Charter, and the Nominating and Corporate Governance Committee Charter are attached hereto as Exhibits 10.1, 4.1, 99.1, 99.2, 99.3, 99.4, and 99.5, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of the Underwriting Agreement and the Representative’s Warrants are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shengfeng Development Limited

Date: April 4, 2023	By:	/s/ Yongxu Liu
	Name:	Yongxu Liu
	Title:	Chief Executive Officer, President, Director, and Chairman (Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Representative’s Warrants and a schedule of all executed Representative’s Warrants adopting the same form

10.1	Underwriting Agreement dated March 30, 2023 by and between the Company and the Representative

99.1	Press Release on Pricing of the Company’s Initial Public Offering

99.2	Press Release on Closing of the Company’s Initial Public Offering

99.3	Audit Committee Charter

99.4	Compensation Committee Charter

99.5	Nominating and Corporate Governance Committee Charter

3